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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of August 2002


                           RANDGOLD RESOURCES LIMITED
                 -----------------------------------------------
                 (Translation of Registrant's Name into English)


                       LA MOTTE STREET, LA MOTTE CHAMBERS
                           ST. HELIER, JERSEY JE1 1BJ
                                 CHANNEL ISLANDS
                    ----------------------------------------
                    (Address of Principal Corporate Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:


                 Form 20-F [X]                   Form 40-F [ ]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes [ ]                         No [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


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         Attached to the Registrant's Form 6-K filing for the month of August
2002, and incorporated by reference herein, are:


          Exhibit No.                           Description
          -----------                           -----------

               1.           Report for the Quarter and Six Months Ended June 30,
                            2002.

               2. News Release, dated August 6, 2002, entitled "Randgold Resources Posts Further Profit Gain and Raises US$32.5 Million as Part of NASDAQ Listing."










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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      RANDGOLD RESOURCES LIMITED



                                      By:   /s/ David J. Haddon
                                            --------------------------------
                                            David J. Haddon
                                            Group Secretary





Dated: August 13, 2002